Filed Pursuant to Rule (424)(b)(3)
PROSPECTUS SUPPLEMENT NO. 32	Registration No. 333-257930
(to Prospectus dated August 12, 2021)

ASTRA SPACE, INC.

Primary Offering Of

15,333,303 Shares of Class A Common Stock

Secondary Offering of

189,026,575 Shares of Class A Common Stock

This prospectus supplement amends and supplements the prospectus dated August 12, 2021 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (No. 333-257930). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 7, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement also relate to the offer and sale, from time to time, by the selling securityholders named in this prospectus (the “Selling Securityholders”), or any of their permitted transferees, of (i) up to an aggregate of 20,000,000 shares of our Class A common stock that were issued to certain investors (collectively, the “PIPE Investors”) in a private placement in connection with the closing of the Business Combination (as defined herein); (ii) 7,500,000 shares of Class A common stock issued to the Sponsor prior to Holicity’s initial public offering and registered for sale by the Selling Securityholders; (iii) up to an aggregate of 92,277,793 shares of Class A common stock that were issued to certain affiliates of Astra (collectively, the “Astra Affiliates”) pursuant to the Business Combination Agreement (as defined herein); (iv) up to an aggregate 56,239,188 shares of Class A common stock issuable upon conversion (on a one-for-one basis) of shares of our Class B common stock, par value $0.0001 per share (“Class B Common Stock”) held by certain Selling Securityholders and (v) up to an aggregate of 7,676,261 shares of our Class A common stock issued in connection with our acquisition of Apollo Fusion, Inc. (“Apollo Fusion”), which closed on July 1, 2021 comprised of (x) 2,558,744 shares of our Class A common stock (the “Initial Apollo Shares”) issued to certain of the Selling Securityholders on July 1, 2021, in connection with our merger with Apollo Fusion, Inc. (“Apollo Fusion”) and (y) 5,117,517 additional shares of our Class A common stock (the “Additional Apollo Shares”) which may be issued to certain of the Selling Securityholders assuming (a) the achievement of all remaining performance milestones set forth in the Apollo Fusion Merger Agreement (as defined herein), (b) we elect to pay all future milestone consideration in shares of our Class A common stock as required by the terms the Apollo Fusion Merger Agreement, and (c) the per share price used to calculate the number of shares of our Class A common stock to be issued is $11.7243, which is the same per share price used to calculate the number of Initial Shares issued to the Selling Securityholders. The Additional Shares have not been earned and are not currently outstanding. The actual number of Additional Shares issued to the selling stockholders could be materially greater or less than 5,117,517 shares of Class A common stock depending whether and to what extent the future performance milestones are met and/or the actual average closing price of our Class A common stock at the time such milestones are achieved. The Prospectus and this prospectus supplement also cover any additional securities that may become issuable by reason of share splits, share dividends or other similar transactions.

Our Class A common stock is listed on Nasdaq under the symbol “ASTR”. On March 4, 2022, the closing price of our Class A common stock was $3.21 per share.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 15 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 7, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 7, 2022

Astra Space, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-39426	85-1270303
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1900 Skyhawk Street
Alameda, California		94501
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: (866) 278-7217

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	ASTR	NASDAQ Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01 Other Events.

On March 7, 2022, Astra Space, Inc. issued a press release announcing that Chris Kemp, Chairman and CEO, will participate in two events at Deutsche Bank’s Media, Internet & Telecom Conference on Monday, March 14, 2022. A copy of our press release is included in this current report on Form 8-K as Exhibit 99.1.

On March 7, 2022, the Company wrote a blog post, outlining the investigation results related to an anomaly that occurs in connection with its most recent launch from Cape Canaveral on February 10, 2022. The blog post is available on the Company’s website at www.astra.com. A copy of the blog post is included in this current report on Form 8-K as Exhibit 99.2.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Press release issued by Astra Space, Inc. on March 7, 2022

99.2	Blog Post issued by Astra Space, Inc. on March 7, 2022

104	Cover Page Interactive Data File (embedded with the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 7, 2022	Astra Space, Inc.

	By:	/s/ Kelyn Brannon
	Name:	Kelyn Brannon
	Title:	Chief Financial Officer

Exhibit 99.1

Astra CEO to Participate in Deutsche Bank Media, Internet & Telecom Conference

ALAMEDA, California – March 7, 2022 – Astra Space, Inc. (“Astra”) (Nasdaq: ASTR), today announced that Chris Kemp, Founder, Chairman and CEO, will participate in two events at Deutsche Bank’s Media, Internet & Telecom Conference on Monday, March 14, 2022.

•	Deutsche Bank Space Panel on Monday, March 14, 2022 at 9:35 a.m. (ET) / 6:35 a.m. (PT).

•	Fireside chat hosted by Deutsche Bank Analyst Edison Yu on Monday, March 14, 2022 at 1:35 p.m. (ET) / 10:35 a.m. (PT).

Live webcasts, as well as a replays, will be available on the Company’s investor relations website at

https://investor.astra.com/news-and-events/events-and-presentations .

About Astra Space, Inc.

Astra’s mission is to improve life on Earth from space by creating a healthier and more connected planet. Today, Astra offers one of the lowest cost-per-launch dedicated orbital launch service of any operational launch provider in the world. Astra delivered its first commercial payload into Earth orbit in 2021, making it the fastest company in history to reach this milestone, just five years after it was founded in 2016. Astra (NASDAQ: ASTR) was the first space launch company to be publicly traded on Nasdaq. Visit astra.com to learn more about Astra.

Safe Harbor Statement

Certain statements made in this press release are “forward-looking statements”. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements.

Investor Contact:

Dane Lewis

investors@astra.com

Media Contact:

Kati Dahm

kati@astra.com

Exhibit 99.2

Title: LV0008 Post-Launch Investigation: What We Found and Next Steps

By Andrew Griggs, Senior Director, Mission Management & Assurance at Astra

Note: Astra has not yet finalized the LV0008 investigation with the FAA. Thus, the information in this blog post is preliminary until the investigation has been fully closed.

On February 10, 2022, we launched Launch Vehicle 0008 (LV0008). This was our first launch with a deployable customer payload and our first time launching from Cape Canaveral. After a nominal first stage flight, an anomaly occurred during the stage separation process which resulted in the upper stage not reaching orbit and the end of the mission. We immediately initiated our investigation process to determine the root cause of the anomaly. Now, we can share more about what we’ve learned to date.

What Happened:

Our investigation verified that the payload fairing did not fully deploy prior to upper stage ignition due to an electrical issue. The separation mechanisms (our fairing has 5 of these) were fired in an incorrect order, which resulted in off-nominal movement of the fairing that caused an electrical disconnection. Due to the disconnection, the last separation mechanism never received its command to open, which prevented the fairing from separating completely before upper stage ignition.

Separately, we discovered a software issue that resulted in the upper stage engine being unable to use its Thrust Vector Control system. This led to the vehicle tumbling after the off-nominal stage separation, and caused the end of the mission.

What We Learned:

The root cause of the fairing separation issue was an error in an electrical harness engineering drawing. This harness was built and installed onto the vehicle exactly as specified by our procedures and the engineering drawing, but the drawing error led to two harness channels (pictured below at the locations ‘4’ and ‘5’) being swapped. Prior to the LV0008 flight, we had conducted an end-of-line signal test to verify the separation system and ensure that the system was wired correctly. This test would have been able to detect an error in the harness build or installation, but it was unable to detect an error in the design. The swapped separation channels caused a different deployment sequence than we expected, and this led to the failure to open the fairing. We’ve been able to recreate the failure mode by conducting several experiments at our factory with real flight hardware, one of the benefits of having an active production floor with several launch vehicles in various states of production at the same time.

After determining the root cause of the software issue, we found that our flight control software was vulnerable to a specific “packet loss” failure mode. A missed series of signals resulted in a chain of events, resulting in the upper stage’s inability to recover from its tumble. Although we had designed our software suite to be resilient to packet loss, an unlikely combination of factors caused a failure that we didn’t predict. We have been able to use our hardware-in-the-loop simulator to step through exactly what happened and diagnose the root cause with high confidence.

How We Fixed It:

Through the investigation process, we had identified two problems that needed fixing: the harness issue and the software issue. Soon after discovering the harness drawing error, we fixed the drawing and incorporated the change on previously built harnesses. We also implemented a new end-of-line signal test that will allow us to identify this class of issue in the future, if it were to occur, prior to launch. On the software side, we’ve introduced a trio of upgrades designed to make our system even more resilient to packet loss and other similar failure modes. Through constant iteration and extensive testing, we have been able to demonstrate that the changes eliminate the failure mode we saw on LV0008, while making the software suite much more robust.

Here at Astra, iteration and learning are core parts of our culture. I’ve been continuously impressed with the speed, passion, and diligence that the team showed as they worked through these complex issues to identify exactly what occurred and determine the right path forward to resolve each problem. With the root causes identified and corrective measures in place, we’re preparing to return to the launch pad with LV0009 soon—stay tuned!